February 13, 2025

Michael Lawless
Chief Financial Officer
Lifeward Ltd.
200 Donald Lynch Blvd.
Marlborough, MA 01752

       Re: Lifeward Ltd.
           Registration Statement on Form S-1
           Filed February 11, 2025
           File No. 333-284843
Dear Michael Lawless:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jennifer Porter, Esq.